Mail Stop 4561

January 17, 2007

Mr. Lewis R. Holding
Chairman and Chief Executive Officer
First Citizens BancShares, Inc.
3128 Smoketree Court
Raleigh, North Carolina 27604

      Re: **First Citizens BancShares, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2005
              Forms 10-Q for Fiscal 2006

Dear Mr. Holding:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

              Sincerely,

              Paul Cline
              Senior Accountant